

December 7, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTEGRATED WELLNESS ACQUISITION CORP, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-half of one redeemable warrant

- Class A ordinary shares included as part of the units

- Redeemable warrants included as part of the units

Sincerely,